UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CURE Pharmaceutical Holding Corp.
(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

23127P104

(CUSIP Number)

December 31, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23127P104 13G

1.	Names of Reporting Persons Climate Change Investigation, Innovation and Investment Company, LLC
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Place of Organization: California

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 2,746,009
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,746,009
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,746,009
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 6.1%
12.	Type of Reporting Person (See Instructions) OO

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CUSIP No. 23127P104 13G

1.	Names of Reporting Persons James Farrell
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 2,746,009
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,746,009
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,746,009
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 6.1%
12.	Type of Reporting Person (See Instructions) IN

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Item 1(a). Name of Issuer:

CURE Pharmaceutical Holding Corp.

Item 1(b). Address of the Issuer’s Principal Executive Offices:

1620 Beacon Place, Oxnard, California 93033

Item 2(a). Name of Person Filing:

Climate Change Investigation, Innovation and Investment Company, LLC, with respect to the shares of the Issuer directly owned by it;

James Farrell, as the sole managing member of Climate Change Investigation, Innovation and Investment Company, LLC.

Item 2(b). Address of Principal Business Office or, if None, Residence:

12 San Rafael Ave, Belvedere, California, 94920

Item 2(c). Citizenship:

California, United States

Item 2(d). Title of Class of Securities:

Common Stock

Item 2(e). CUSIP Number:

23127P104

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Item 3.   If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(I)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4. Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

Item 4(a).   Amount Beneficially Owned:

(a)	Amount beneficially owned: 2,746,009

(b)	Percent of class: 6.1%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 2,746,009

(ii)	Shared power to vote or to direct the vote: None

(iii)	Sole power to dispose or to direct the disposition of: 2,746,009

(iv)	Shared power to dispose or to direct the disposition of: None

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Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

James Farrell is a control person of Climate Change Investigation, Innovation and Investment Company LLC. The address for James Farrell is 12 San Rafael Avenue, Belvedere, California 94920.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.   Identification and Classification of Members of the Group:

Not applicable.

Item 9.   Notice of Dissolution of Group:

Not applicable.

Item 10.   Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Climate Change Investigation, Innovation and Investment Company, LLC

Dated: January 29, 2020	Signature:	/s/ James Farrell
	Name/Title:	James Farrell, Managing Member

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